UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the fiscal year end DECEMBER 31, 2016

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the transition period from ___________ to___________

Commission file number 1-8339

A. Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

TABLE OF CONTENTS

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

	Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	1	14

Signatures		15

Exhibit Index		15

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016) is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
KPMG LLP
Norfolk, Virginia
June 12, 2017

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statements of Assets Available for Benefits

	December 31,
	2016	2015
	($ in thousands)

Assets
Investments at fair value	$420,903	$401,166
Plan interest in Master Trust for Norfolk Southern Corporation
common stock	235,330	206,081

Assets available for benefits	$656,233	$607,247

See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statement of Changes in Assets Available for Benefits

Year ended
December 31,
2016
($ in thousands)

Investment income
Plan interest in Master Trust for Norfolk Southern Corporation common stock	$59,418
Net appreciation in fair value of investments	21,576
Dividends	9,356
Interest	993

Total investment income	91,343

Contributions
Employee contributions	40,079
Employer contributions	4,187

Total contributions	44,266

Distributions
Benefits paid	80,425
Assets transferred out to BLE Section 401(k) Plan	2,807
Assets transferred out to Thrift and Investment Plan	2,364
Administrative expenses	1,027

Total distributions	86,623

Net increase in assets available for benefits	48,986

Assets available for benefits
Beginning of year	607,247

End of year	$656,233

See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Notes to Financial Statements

The following Notes are an integral part of the Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined-contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan; however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and in accordance with GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting.” This update clarifies presentation requirements and provides more detailed disclosures for a plan’s interest in a master trust. The ASU is effective for fiscal years beginning after December 15, 2018.

2. Plan Description

The following is a brief discussion of the Plan in effect during 2016 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective April 1, 1995, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, an Agreement Employee of NS or any participating subsidiary company is eligible to become a participant of the Plan (Member) upon employment.

The Plan is intended to be a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (Code). A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS common stock (NS stock), which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. However, the Plan designates the Benefits Investment Committee, consisting of NS’s Chief Financial Officer, Chief Legal Officer, and Chief Administrative Officer, as responsible for choosing the Plan’s investment options and monitoring the continued appropriateness of those investment options. The Managers and members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan’s independent trustee, and The Vanguard Group, Inc. is the Plan’s record keeper.

Pre-Tax, Roth, Matching, Rollover, TWIST and After-Tax Contributions Accounts

Separate accounts (Accounts) are maintained for each type of contribution under the Plan. The Plan allocates earnings or losses on the investments to Members’ Accounts based on their investment in each investment option.

A Member may elect that NS withhold and contribute to the Plan from 1% to 75% of the Member’s Compensation. A Member may at any time prospectively change this contribution rate. The Member must designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution. In addition, a Member may contribute to the Member’s After-Tax Contributions Account from 1% to 5% of the Member’s Compensation.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($18,000 for 2016). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional annual contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($6,000 for 2016).

NS contributes Matching Contributions of 30% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed the lesser of $45 per month or 1.8% of the Member’s Compensation. On or before November 15, 1999, NS contributed TWIST contributions in the amount each Member was entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

A Member may contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and/or eligible rollover distributions from a designated Roth account from a tax-qualified retirement plan of a former employer.

Vesting

A Member has an immediate, fully vested interest in all of the Member’s Accounts, other than the Member’s Matching Contributions Account. Matching Contributions are fully vested one year after the Member’s hire date; however, Matching Contributions consisting of dividends reinvested in the NS Stock Fund are fully vested at all times.

Income and Dividends

Income received, in the form of dividends or otherwise, is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was derived.

Notwithstanding the foregoing, all dividends paid with respect to NS stock held in the NS Stock Fund are paid to the Plan and, at the Member’s election, either (i) distributed in cash to the Member, or (ii) reinvested in the NS Stock Fund within the Member’s Accounts. A Member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

A distribution of the Member’s Accounts will be made upon request following a Member’s termination of employment. If the value of the Member’s Accounts in the Plan is less than $5,000 following the Member’s termination of employment, then the Account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000, but is less than $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

A Member who has terminated employment must take a full distribution of the Member’s Accounts in the Plan upon reaching age 62. A Member’s beneficiary must take a full distribution of the Member’s Accounts in the Plan after the Member’s death. In either case; however, there may be alternatives to continue to defer taxation of all or part of the Plan distribution by electing a trustee-to-trustee transfer or, if permissible, a rollover distribution.

A Member may elect that the portion of the Account invested in the NS Stock Fund be distributed in whole shares of NS stock rather than cash.

A Member may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the year, all or a portion of the balance of their After-Tax Contributions Account, subject to a $500 minimum withdrawal. A Member may at any time withdraw all or a portion of the balance of the Member’s Rollover Accounts or TWIST Account.

A Member may make a written request for a hardship withdrawal as described in the plan document.

Transfers with other Plans

If a Member becomes eligible for participation in the Thrift and Investment Plan (TIP) of NS and Participating Subsidiary Companies, the Member may transfer their Plan balance to TIP. If the Member does not elect to do so, the balance will be automatically transferred from the Plan to TIP as of the calendar quarter following the quarter in which the Member becomes eligible for TIP.

A Member may directly transfer their Accounts to the Brotherhood of Locomotive Engineers 401(k) Savings Plan for Employees of Norfolk Southern Carriers (BLE Section 401(k) Plan) if the Member is eligible to participate in such other plan.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, Members would remain 100% vested in their Account balances.

3. Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts. If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Trust that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or other restrictions.

A Member may elect to participate in the Vanguard Managed Account Program, under which the Member delegates ongoing, discretionary investment management services with respect to their entire interest in the Plan to Vanguard Advisers, Inc.

4. Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability; and
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan as of the close of the New York Stock Exchange (NYSE) at year end.

Common collective trusts: Valued at NAV of each underlying Vanguard fund determined as of the close of the NYSE on the valuation date. There are no imposed redemption restrictions and the Plan does not have any contractual obligation to further invest in the trusts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by valuation technique level, within the fair value hierarchy, excluding Plan interest in Master Trust for NS stock (there were no level 3 valued investments):

	Level 1	Level 2	Total
	($ in thousands)

December 31, 2016
Registered investment companies	$276,203	$—	$276,203
Common collective trusts	—	144,700	144,700

Investments at fair value	$276,203	$144,700	$420,903

December 31, 2015
Registered investment companies	$274,611	$—	$274,611
Common collective trusts	—	126,555	126,555

Investments at fair value	$274,611	$126,555	$401,166

Previously, common collective trusts were excluded from the fair value hierarchy as they were valued at NAV as a practical expedient. Common collective trusts are now included in the fair value hierarchy as they were determined to have a readily determinable fair value.

5. Interest in Master Trust for Norfolk Southern Corporation Common Stock

The Plan’s investment in NS stock is included in a master trust along with investments in NS stock held by TIP. The NS Stock Fund consists of shares of NS stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the members’ accounts. A unit represents a proportionate ownership interest in investments of the master trust. A unit value is calculated daily by dividing the total value of NS stock and cash, reduced by any unpaid commissions and fees associated with the master trust’s transactions, by the number of units credited to members of both plans in the master trust. Units are allocated among the plans based on total units credited to members of each plan. The Plan’s percentage of master trust investment assets was 44.4% at December 31, 2016, and 44.0% at December 31, 2015. The Plan’s interest in the fair value of master trust investment assets was $235.3 million at December 31, 2016, and $206.1 million at December 31, 2015.

The following table presents the net assets of the master trust:

	December 31,
	2016	2015
	($ in thousands)

NS stock	$528,442	$466,792
Money market fund	1,467	1,633
Total investments	529,909	468,425

Accounts receivable	259	19
Accounts payable and other accrued expenses	(457)	(226)

Net assets	$529,711	$468,218

The following table presents the changes in net assets of the master trust:

Year ended
December 31,
2016
($ in thousands)

Net appreciation in fair value of investments	$122,154
Dividends and interest	12,629

Net investment income	134,783

Net deductions	(73,290)

Increase in net assets	$61,493

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the master trust. The following is a description of the valuation methodologies used for assets measured at fair value:

NS stock: Value based upon the closing price reported on the NYSE at year end.

Money market fund: Valued at the closing price reported on the active market on which the fund is traded.

All of the master trust investments at December 31, 2016 and 2015 are level 1 investments in accordance with the valuation technique level.

6. Federal Income Taxes

The Internal Revenue Service (IRS) determined and informed NS by a letter dated February 17, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated. Management believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is still qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is generally subject to IRS examination for a period of three years after the filing of its employee benefit plan annual return. There are currently no audits for any plan years in progress.

The Plan follows the provisions of ASC 740, “Income Taxes” as it relates to uncertainties in income taxes. ASC 740 requires that a liability be recorded for the Plan’s estimate of uncertain tax positions, including a determination that income is nontaxable under the tax law. The Plan has no liabilities recorded at December 31, 2016 and 2015 for uncertain tax positions.

7. Plan Amendments

NS has the right to amend the Plan at any time.

NS amended the plan effective January 1, 2017 to allow participants to take certain withdrawals following military service, and to permit in-service distributions by participants upon reaching age 59½.

8. Related Party Transactions

Certain Plan investments are shares of registered investment companies or units of common collective trusts managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the Plan’s independent trustee and the record keeper, respectively; therefore fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

Vanguard Advisers, Inc. provides ongoing discretionary management services to Members who elect to participate in the Vanguard Managed Account Program; therefore fees paid to this entity for management services qualify as exempt party-in-interest transactions under ERISA and the Code.

The Plan, through the NS Stock Fund, holds NS stock. NS is the employer and Plan Sponsor. The investment in the NS Stock Fund qualifies as an exempt party-in-interest transaction under ERISA and the Code.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31,
	2016	2015
	($ in thousands)

Benefit claims payable to participants per the financial statements	$—	$—
Add: Current accruals for withdrawing participants	188	190

Benefit claims payable to participants per Form 5500	$188	$190

Year ended
December 31,
2016
($ in thousands)

Benefits paid per the financial statements	$80,425
Add: Current accruals for withdrawing participants	188
Less: Prior year accruals paid in current year	(190)

Benefits paid per Form 5500	$80,423

Schedule 1

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue, borrower,	Description of investment, including maturity date,
lessor or similar party	rate of interest, collateral, par or maturity value	Current Value
		($ in thousands)
Plan interest in Master Trust
for NS stock*	6,533,311 units of NS Stock Fund	$235,330

Value of Interests in Registered
Investment Companies:
The Vanguard Group, Inc.*	1,028,070 shares of Vanguard Wellington Fund Admiral Shares	69,343
The Vanguard Group, Inc.*	255,821 shares of Vanguard Institutional Index Fund	52,144
The Vanguard Group, Inc.*	611,989 shares of Vanguard Growth Index Fund Institutional Shares	35,073
The Vanguard Group, Inc.*	351,019 shares of Vanguard Total International Stock Index Fund	34,575
The Vanguard Group, Inc.*	490,057 shares of Vanguard Windsor II Fund Admiral Shares	30,555
The Vanguard Group, Inc.*	1,629,389 shares of Vanguard Total Bond Market Index Fund	17,353
The Vanguard Group, Inc.*	390,433 shares of Vanguard Mid-Cap Index Fund Institutional Shares	14,052
The Vanguard Group, Inc.*	213,255 shares of Vanguard Small-Cap Index Fund Institutional Shares	13,173
Western Asset Funds, Inc.	679,653 shares of Western Asset Core Bond Fund; Class IS	8,387
The Vanguard Group, Inc.*	148,956 shares of Vanguard Inflation-Protected Securities Fund	1,546
The Vanguard Group, Inc.*	1,649 shares of Vanguard Prime Money Mkt Fund	2
		276,203
Value of Interests in Common
Collective Trusts:
The Vanguard Group, Inc.*	52,371,291 units of Vanguard Retirement Savings Trust III	52,371
The Vanguard Group, Inc.*	483,917 units of Vanguard Target Retirement 2040 Trust II	13,719
The Vanguard Group, Inc.*	471,241 units of Vanguard Target Retirement 2045 Trust II	13,364
The Vanguard Group, Inc.*	438,444 units of Vanguard Target Retirement 2035 Trust II	12,206
The Vanguard Group, Inc.*	376,979 units of Vanguard Target Retirement 2050 Trust II	10,740
The Vanguard Group, Inc.*	348,991 units of Vanguard Target Retirement 2020 Trust II	10,062
The Vanguard Group, Inc.*	341,925 units of Vanguard Target Retirement 2030 Trust II	9,499
The Vanguard Group, Inc.*	296,792 units of Vanguard Target Retirement 2025 Trust II	8,417
The Vanguard Group, Inc.*	201,272 units of Vanguard Target Retirement 2015 Trust II	5,853
The Vanguard Group, Inc.*	116,848 units of Vanguard Target Retirement 2055 Trust II	4,459
The Vanguard Group, Inc.*	67,222 units of Vanguard Target Retirement Income Trust II	2,103
The Vanguard Group, Inc.*	33,204 units of Vanguard Target Retirement 2060 Trust II	999
The Vanguard Group, Inc.*	31,421 units of Vanguard Target Retirement 2010 Trust II	908
		144,700

	Total investments at fair value	$656,233

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date:	June 12, 2017	BY:	/s/ Michelle L. Thompson
Michelle L. Thompson
Secretary, Board of Managers

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm